UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: February 12, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated February 12, 2013, entitled “Announcement Regarding Obtaining of Certain Approval in Connection with the Proposed Acquisition of Nexen”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

ANNOUNCEMENT REGARDING
OBTAINING OF CERTAIN APPROVAL IN CONNECTION WITH THE PROPOSED ACQUISITION OF NEXEN

Reference is made to the Company’s announcements dated 23 July 2012, 10 August 2012, 21 September 2012, 6 December 2012 and 28 January 2013 (the “Announcements”) and circular dated 20 December 2012 (the “Circular”) in relation to the Proposed Acquisition by the Company (through its wholly-owned subsidiary, the Purchaser) of the Nexen Shares pursuant to a Plan of Arrangement under the CBCA. Capitalized terms used herein shall have the same meanings as those defined in the Announcements and the Circular unless the context requires otherwise.

The Board is pleased to announce that the Company has been informed by the Committee on Foreign Investment in the United States that it has given formal approval in connection with the Proposed Acquisition.

Further announcement on the progress of the Proposed Acquisition will be made as appropriate.

Shareholders and potential investors should note that the Proposed Acquisition is subject to various conditions which may or may not be fulfilled. There is therefore no assurance that the Proposed Acquisition will proceed and, if it proceeds, on what terms it may proceed. Shareholders and potential investors are reminded to exercise caution when dealing in the Shares of the Company.

By Order of the Board
CNOOC Limited
Zhong Hua
Joint Company Secretary

Hong Kong, 12 February 2013

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao
Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang